Exhibit 99.8

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra QLD 4076 Australia Tel: +61 7 3147 8600 Fax: +61 7 3147 8610

Appendix 4E

Preliminary Final Report

FOR THE YEAR ENDED 31 DECEMBER 2011

Results for Announcement to the Market

(ALL COMPARISONS TO YEAR ENDED 31 DECEMBER 2010)

	$	Movement $	Movement Direction	Movement %
Revenues from ordinary activities	1,318,082	(2,026,934)	Decrease	61%
Loss from ordinary activities after tax	(6,033,218)	2,905,035	Decrease	33%

Dividend Information
Dividends are not proposed

	31 Dec 11	31 Dec 10
Net tangible assets per security	(0.7) cents	(1.1) cents

Additional Appendix 4E disclosure requirements can be found in the notes to the 2011 Financial Report.

Annual Meeting

The date and venue of the Metal Storm Limited annual general meeting will be advised in due course.

The Annual Report will be available on approximately 20 April 2011.

Audit Information

The financial statements are in the process of being audited. The audit opinion is likely to contain an emphasis of matter related to going concern.

Metal Storm Limited

99 064 270 006

Contents to Preliminary Final Report

This preliminary final report covers the consolidated financial statements for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. The financial statements are presented in Australian dollars.

The financial statements were authorised for issue by the directors on 29 February 2012.

Metal Storm Limited

Corporate Information

As at 24 February 2012

Directors:	Bankers:

T J O’Dwyer (Chairman)

L J Finniear (Chief Executive Officer)

J R Nicholls

T W Tappenden

W Henkel

Company Secretary:

B I Farmer

Registered Office and Principal Place of Business:

Australia

29 Sudbury Street

Darra QLD 4076 Australia

Phone +61 7 3147 8600

Fax: +61 7 3147 8610

Email: msau@metalstorm.com

Web: www.metalstorm.com

USA

Suite 810, 4350 Fairfax Drive

Arlington VA 22203 USA

Phone +1 703 248 8218

Auditors:

PricewaterhouseCoopers

Westpac Banking Corporation

Wachovia Bank (USA)

Lawyers:

Corrs Chambers Westgarth

Baker McKenzie

Patent Attorney:

Davis Collison Cave

Share and Notes Registry Australia:

Computershare Investor Services Pty Ltd

117 Victoria Street, West End Queensland 4101, Australia

Phone: +61 7 3237 2100

Fax: +61 7 3237 2152

Web: www.computershare.com.au

Share Registry USA:

Bank of New York

Depository Receipts Division

6th Floor, 620 Avenue of the Americas

New York NY 10011 USA

Stock Exchange Listings:

Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its interest bearing convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), its secured convertible notes are quoted on the ASX (trading code (MSTGA), and its ADR’s are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

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Metal Storm Limited

Review of operations

2011 was a tough but focused year for the Group, the continuing search for a cornerstone investor led the development team to be driven by competing needs for a high degree of cost management and a strong drive to get the first of our products ready for production. The Company remains in a very tight cash position as has been previously advised to the market. Further comment on cash is made in the section below on that aspect of the Company operations.

Product Development

One of the highlights of the year was the successful completion of the US Marines Mission Payload Module – Non Lethal Weapon System Technology Demonstration Contract (MPM-NLWS TD). The Group is expecting to participate in the next phase of the programme (Engineering and Manufacturing Development) which will be awarded in 2012. The bid requirements include 312 multi-barrel weapon systems plus associated non-lethal ammunition.

The Group extended its product offerings with the launch of FireStorm FURY™, a flexible multi-barrel force escalation product for the broader US and international market.

The Company advanced further with the MAUL weapon, its marketing and its planned production program. Particular highlights were an agreement for Colt Defence to perform a detailed manufacturing assessment of MAUL to determine Colt’s ability and cost to manufacture the weapon in volume. Additionally, the agreement with TASER to collaborate on the TASER XREP ammunition for MAUL has added depth and capability to the MAUL ammunition line-up.

Further progress was also made on other MAUL ammunition including buckshot and a kinetic anti-material/anti-personnel-round.

The market for MAUL continued to gather momentum as more law enforcement agencies signed up to trial the weapon. In addition to more than 40 US agencies expressing interest, 4 of the 8 Police Forces in Australia have committed to trials as soon as the weapons can be provided.

Due to political instability and two changes of Government in Papua New Guinea, the deposit for the 500-weapon order for PNG Correctional Services has yet to be received. However, with the latest change to government the Group believes the contract is still on foot, and the weapons are still needed.

The 3GL program progressed through 2011 to the completion of all designs and drawing packages for the next generation weapon.

In early 2011 the Australian Defence Science & Technology Organisation (DSTO) approached the Company to collaborate on commercialising a new weapon system – the Managed Lethality Grenade Launcher System (MLGLS). The MLGLS had been developed by the DSTO to attach to existing grenade launchers, and enable them to fire 40mm non-lethal impact grenades with different muzzle velocities depending on the distance to the target.

Metal Storm and US company, Airtronics USA Inc., collaborated with DSTO to conduct additional safety and performance testing, before completing a series of successful demonstrations of the system at an international non-lethal conference in Ottawa Canada, and for the US Special Operations Command at Camp Roberts in California. Response to these demonstrations has been very positive. The MLGLS will incorporate the 3GL fire control unit as the core “brains” of the system, minimizing additional R&D. The collaboration team is seeking additional US Military funding to further this promising system.

Major advances in 2011 include Metal Storm’s participation in the Defence Research Department Canada’s soldier weapon modernisation program, and the subsequent order of a 3GL plus 200 rounds of 40mm ammunition—plus additional MAUL 18mm lethal and non-lethal ammunition.

In addition, Metal Storm engineering expertise and launching technology was selected by 7 major US Defense Contractors to bid on the US$997 million US Military Force Protection Program. Our prime contractors won a total of 9 of the 21 contracts awarded for the total $997 million program. The Group is waiting for Task Orders to be allocated to our prime contractors from the government Program Office, at which point the scale of the Group’s awards will become known.

Cash position and funding arrangements

The Company’s financial position for the past several years is it has had limited cash reserves. The available cash is unlikely to be sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services.

Therefore the Company needs to find sources of additional capital.

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Metal Storm Limited

For some time the Company has been seeking a substantial cornerstone investor. At present the Company is in negotiations with a number of parties with the objective of securing sufficient funds to enable the Group to continue operations and commercialise its technology.

Although there is no guarantee that the Company will be able to complete negotiations to a positive outcome, securing any significant source of funds is likely to take a few months including the time required to seek the appropriate regulatory and shareholder approvals.

In tandem with the search for a larger sum of capital, the Company must therefore continue to seek and rely on short term funding until cornerstone investment funds are received. During 2011 the Group’s operations were funded through private equity placements, equity lines of credit, short term loans and a Rights Issue which provided gross receipts of $5.5 million.

The Group is expected to require a similar level of funding in 2012. The Company’s ability to continue as a going concern is dependent on its ability to maintain short term funding or to obtain a significant investor(s).

Financial results

The financial results of the Group were in line with expectations. The Group has needed to maintain its cost control focus as capital funds have become scarce in the current economic environment. Net cash flows for operating activities dropped from ($6,189,600) in 2010 to ($5,343,182) in 2011. The net results reduced from ($8,938,253) in 2010 to ($6,033,218) in 2011 despite a decrease in revenue.

The main features of the Group’s financial results were:

Revenue of	$1,318,082
Net loss of	($6,033,218)
Earnings per share of	(0.3) cents
Net Liabilities at 31 December 2011 of	($19,991,687)
Net cash flows from operating activities of	($5,343,182)
Net movement in cash and cash equivalents of	($686,733)
Accumulated losses of	($114,717,532)

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Metal Storm Limited

Financial Statements (cont.)

Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

	Note	2011 $	2010 $
Revenue	5	1,318,082	3,345,016

Fair value movement in derivative	14	1,867,873	407,041
Consumables used		(33,212)	(736,144)
Employee expenses	6	(3,450,533)	(4,237,269)
Finance costs	6	(2,761,748)	(4,304,903)
Professional fees		(874,922)	(991,581)
Facilities and equipment		(614,833)	(465,073)
Research and development		(476,014)	(603,413)
Public relations and compliance		(472,074)	(563,762)
Administrative expenses		(302,581)	(480,752)
Communication and technology		(106,674)	(159,139)
Travel expenses		(82,630)	(127,602)
Net foreign exchange differences		(43,952)	(20,672)

Loss before Income tax		(6,033,218)	(8,938,253)

Income tax expense	7	—	—

Loss for the year		(6,033,218)	(8,938,253)

Other comprehensive income - Currency translation difference		—	17,149

Other comprehensive income for the year		—	17,149

Total comprehensive income for the year		(6,033,218)	(8,921,104)
Earnings per share (cents per share) - Basic and diluted loss for the year attributable to ordinary owners of the parent	28	(0.3)	(0.6)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Financial Position

As at 31 December 2011

	Note	2011 $	2010 $
Assets
Current assets
Cash and cash equivalents	8	480,672	1,166,661
Trade and other receivables	9	236,998	555,866

Total current assets		717,670	1,722,527

Non-current assets
Other assets	10	78,452	78,210
Property, plant and equipment	11	284,295	346,219
Intangible assets and goodwill	12	—	—

Total non-current assets		362,747	424,429

Total assets		1,080,417	2,146,956

Liabilities
Current liabilities
Trade and other payables	13	1,072,109	1,187,070
Conversion derivative	14	18,867	1,888,067
Non-interest bearing loans and borrowings	15	14,701,159	13,339,952
Interest-bearing loans and borrowings	16	4,364,860	4,198,777
Provisions	17	—	22,475

Total current liabilities		20,156,995	20,636,341

Non-current liabilities
Conversion derivatives	18	900,000	—
Other		15,109	—

Total non-current liabilities		915,109	—

Total liabilities		21,072,104	20,636,341

Net assets (liabilities)		(19,991,687)	(18,489,385)

Equity
Contributed equity	19	81,926,463	77,683,753
Reserves	20	12,799,382	12,511,176
Accumulated losses	21	(114,717,532)	(108,684,314)

Total equity (deficiency)		(19,991,687)	(18,489,385)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Cash Flow

For the year ended 31 December 2011

	Note	2011 $	2010 $
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		766,087	2,550,535
Payments to suppliers and employees (inclusive of GST)		(6,440,186)	(8,888,703)
Interest and other costs of finance paid		(434,755)	(479,722)
Research and development tax rebate	5	765,672	628,290

Net cash outflow from operating activities	27	(5,343,182)	(6,189,600)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(87,637)	(16,732)
Proceeds from disposal of property, plant and equipment		30,040	—
Interest received		9,023	23,458

Net cash inflow from investing activities		(48,574)	6,726

Cash Flows From Financing Activities
Proceeds from issues of shares		4,111,435	7,071,247
Share issue costs		(76,412)	(203,683)
Proceeds from issue of convertible securities		200,000	—
Proceeds from borrowings		1,233,128	884,024
Repayment of borrowings		(763,128)	(471,138)

Net cash inflow from financing activities		4,705,023	7,280,450

Net movement in cash and cash equivalents		(686,733)	1,097,576
Net foreign exchange differences		744	1,735
Cash and cash equivalents at beginning of period		1,166,661	67,350

Cash and cash equivalents at year end	8	480,672	1,166,661

The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Financial Statements (cont.)

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

Consolidated	Issued capital $	Reserves $	Accumulated losses $	Total equity $
At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)
Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003	—	2,024,003
Exercise of options	55,540	—	—	55,540
Conversion of notes	342,791	—	—	342,791
Issue of share capital	7,260,692	—	—	7,260,692
Share issue cost	(50,303)	—	—	(50,303)

At 1 January 2011	77,683,753	12,511,176	(108,684,314)	(18,489,385)

Total comprehensive income for the year	—	—	(6,033,218)	(6,033,218)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	288,206	—	288,206
Exercise of options	7	—	—	7
Conversion of notes	14,054	—	—	14,054
Issue of share capital	4,305,061	—	—	4,305,061
Share issue costs	(76,412)	—	—	(76,412)

At 31 December 2011	81,926,463	12,799,382	(114,717,532)	(19,991,687)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

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Metal Storm Limited

Notes to the financial statements

For the year ended 31 December 2011

Contents

1.	GOING CONCERN	11
2.	BASIS OF PREPARATION	12
3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	12
4.	SEGMENT INFORMATION	13
5.	REVENUE	15
6.	EXPENSES	15
7.	INCOME TAX	16
8.	CURRENT ASSETS - CASH AND CASH EQUIVALENTS	17
9.	CURRENT ASSETS - TRADE AND OTHER RECEIVABLES	17
10.	NON-CURRENT ASSETS – OTHER ASSETS	18
11.	NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT	18
12.	NON-CURRENT ASSETS – INTANGIBLE ASSETS AND GOODWILL	19
13.	CURRENT LIABILITIES - TRADE AND OTHER PAYABLES	19
14.	CURRENT LIABILITIES - CONVERSION DERIVATIVE	20
15.	CURRENT LIABILITIES – NON-INTEREST BEARING LOANS AND BORROWINGS	20
16.	CURRENT LIABILITIES – INTEREST BEARING LOANS AND BORROWINGS	21
17.	CURRENT LIABILITIES - PROVISIONS	22
18.	NON-CURRENT LIABILITIES - CONVERSION DERIVATIVES	22
19.	CONTRIBUTED EQUITY	23
20.	RESERVES	24
21.	ACCUMULATED LOSSES	25
22.	REMUNERATION OF AUDITORS	25
23.	COMMITMENTS	25
24.	RELATED PARTY TRANSACTIONS	26
25.	SUBSIDIARIES	27
26.	EVENTS OCCURRING AFTER THE END OF THE REPORTING PERIOD	27
27.	RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES	28
28.	EARNINGS PER SHARE	28
29.	SHARE-BASED PAYMENTS	29
30.	PARENT ENTITY DISCLOSURES	31

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

1. Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

Key financial data for the Group for the financial year ended 31 December 2011 and 2010 is disclosed below:

	2011 $	2010 $
Cash at Bank	480,672	1,166,661
Loss for the Year	(6,033,218)	(8,938,253)
Net cash outflow from operating activities	(5,343,182)	(6,189,600)
Net liabilities	(19,991,687)	(18,489,385)

Metal Storm relies on continually raising additional capital to fund its operations. Over the past 12 months more than $4 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and an equity line of credit facility.

The equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.

For some time the Company has been seeking a substantial cornerstone investor. At present the Company is in negotiations with a number of parties with the objective of securing sufficient funds to enable the Group to continue operations and commercialise its technology. There is no guarantee that these negotiations will be completed, provide sufficient funding or funding on terms acceptable to the Group.

The Group also has agreements that impose a number of restrictions on the operations of the Company. A breach of any of these restrictions could trigger a significant cash payment that the Group may not be able to meet.

Therefore, there is material uncertainty with regards to the Group’s ability to continue as a going concern and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements.

In order to reduce or eliminate this uncertainty and continue operating, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2011 and is actively working to secure a more substantial capital investment.

The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard AASB 101 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.

The Directors believe that the Group has reasonable prospects of securing sufficient funding to fund its operations for the foreseeable future and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

2. Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

i. Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Group’s financial statements and notes also comply with IFRS.

The Group’s financial statements are in compliance with IFRS as issued by the IASB.

ii. Historical cost convention

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.

iii. Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

3. Critical accounting estimates and judgements

a. Conversion derivatives

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Convertible Note terms as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

	2011	2010	Detail
Share Price	$0.002	$0.01	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	109.43%	90.17%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	3.13%	4.7%	Yield as at year end for a commonwealth security maturing on 15 June 2011.

In 2011 a weighting was applied to the Black-Scholes pricing model used to determining the value of the conversion derivative. This was incorporated to allow for the circumstances that a conversion of notes could result in a premium upon conversion. The Company estimated a 1% probability that the share price would trade above $0.01 between 1 January 2012 and 29 February 2012.

The non-current conversion derivatives were valued with consideration given to the transaction price and what the transaction price would have been in an arm’s length transaction that was not forced. This included the share price volatility, liquidity, market discount rates for this type of financial instrument, the conversion terms and the maturity date of the convertible securities. Refer note 18.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b. Convertible notes and attaching options

	Extension of Notes	Bifurcation of Notes	Options	Detail
Share Price	$0.029	$0.026	$0.026	Closing share price of Metal Storm on 31 July 2009 and 24 September 2009.
Exercise Price	—	—	$0.001	As per the convertible note terms.
Share Price Volatility	87.25%	90.0%	90.0%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.41%	4.57%	4.57%	Interest rate for a two year Commonwealth Government treasury bond at 30 July 2009 and 24 September 2009 and a five year Commonwealth Government treasury bond weighted based on time to maturity.
Time to Maturity	2 years	2 Years	2 Years	As per the terms and conditions of the contract.
Annual Dividend Yield	0%	0%	0%	Metal Storm is unlikely to pay a dividend before the Convertible Notes mature.
c. Rights issue option
			Options	Detail
Share Price			$0.008	Determined as the closing share price on the ASX at grant date.
Exercise Price			$0.015	As per the terms and conditions of the Rights Issue.
Share Price Volatility			108.4%	Determined having regard to a number of factors including historical Metal Storm market trading prices.
Risk Free Rate			4.7%	Yield as at grant date for a commonwealth security maturing in September 2013.

d. Revenue recognition

For revenue recognised on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.

4. Segment information

a. Description of segments

Management has determined the operating segments based on reports reviewed by the Chief Executive Officer and the Chief Financial Officer (Executive) that are used to make strategic decisions.

The Executive considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The Executive monitors the performance in these two regions separately. Due to the current financial constraints, the primary focus of the Executive is monitoring of cash inflows and outflows.

Revenue in the United States is generated through research and development contracts for the provision of services or products.

Metal Storm has 1 customer whose transaction amounts to more than 10% of the Group’s revenues. In 2011 $511,152 was recognised from the US Government in the United States segment. (2010: $2,224,289).

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b.	Segment information provided to the Chief Executive Officer

	Australia	United States	Inter- segment eliminations	Consolidated
	$	$	$	$
2011
Revenue	805,878	512,204	—	1,318,082
Expenses	(6,734,177)	(1,884,072)	1,266,949	(7,351,300)

Segment loss	(5,928,299)	(1,371,868)	1,266,949	(6,033,218)

Current assets	698,972	18,698	—	717,670
Current liabilities	(20,108,975)	(23,754,042)	23,706,022	(20,156,995)

Net current assets/(liabilities)	(19,410,003)	(23,735,344)	23,706,022	(19,439,325)

Net operating cash flows	(3,994,766)	(1,348,416)	—	(5,343,182)
Net investing cash flows	(1,304,875)	7	1,256,294	(48,574)
Net financing cash flows	4,705,023	1,256,294	(1,256,294)	4,705,023

Net movement in cash and cash equivalents	(594,618)	(92,115)	—	(686,733)

2010
Revenue	35,106	2,681,620	—	2,716,726
Expenses	(9,466,786)	(3,000,942)	812,749	(11,654,979)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

c. Notes to and forming part of the segment information

i. Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and AASB 8 Segment Reporting. Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.

Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.

ii. Inter-segment transfers

Segment revenues, expenses, results and cash flows include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

5. Revenue

	2011 $	2010 $
Contract revenue	511,152	1,452,481
Sale of goods	—	785,078
Interest revenue	9,023	23,458
Australian Research and Development Tax Rebate	765,672	628,290
Other	32,235	455,709

	1,318,082	3,345,016

6. Expenses

Net loss attributable to members of the parent includes the following expenses:

	Note		2011 $	2010 $
Employee expenses
Wages and salaries			(2,901,940)	(3,627,702)
Post employment			(168,996)	(208,110)
Share-based payments	29	(d)	(40,000)	(50,303)
Directors fees			(240,352)	(218,514)
Other			(99,245)	(132,640)

Total employee expenses			(3,450,533)	(4,237,269)

Finance costs
Interest expense			(434,755)	(479,723)
Accretion expense	(i	)	(1,555,968)	(2,062,867)
Transaction cost amortisation			(32,777)	—
Transaction cost			(738,248)	(1,762,313)

Total finance costs			(2,761,748)	(4,304,903)

Depreciation and amortisation
Depreciation			(94,218)	(94,227)
Amortisation			—	(612)

Total depreciation and amortisation			(94,218)	(94,839)

Rental expense relating to operating leases
Operating lease payments			(337,475)	(220,654)

Total lease payments			(337,475)	(220,654)

(i)	Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognised using an effective interest rate method over the life of the convertible notes.

15 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

7. Income tax

a. Income tax expense

	2011 $	2010 $
Current tax (benefit)	—	—
Deferred tax (benefit)	(2,091,417)	(2,305,718)
Adjustment for prior years	—	—

Deferred tax assets not recognised	(2,091,417)	(2,305,718)

b. Numerical reconciliation of income tax expense to prima facie tax payable

	2011 $	2010 $
Loss before income tax	(6,033,218)	(8,938,253)

Tax at the Australia tax rate of 30% (2010:30%)	(1,809,965)	(2,681,476)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development tax concession received	(229,701)	(188,487)
Entertainment	763	1,257
Fair value movement in conversion derivative	(491,362)	(122,112)
Fines and penalties	1,063	—
Non-deductible interest expense	29,604	25,973
Option costs expensed—employees	12,000	77,921
Borrowing costs accretion	466,790	618,860
Other	(70,609)	(37,654)

	(2,091,417)	(2,305,718)
Adjustment for prior years:
Deferred tax assets not recognised	(2,091,417)	(2,305,718)

Income tax expense	—	—

c. Unrecognised temporary differences

i. Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2011 $	2010 $
Sundry creditors and accruals	37,949	41,971
General accruals	503,397	572,589
Employee entitlements	204,321	198,515
Asset retirement obligation	—	22,475
Lease make good	—	16,165
Deferred rent	15,109	—
Transaction cost amortisation (S40-880)	240,893	132,358
Patent costs	3,339,706	3,541,605
Unrealised foreign exchange difference	43,952	20,672
Losses available for offset against future income	93,525,557	86,393,145
Capital losses available for offset against future income	915,000	915,000

Gross deferred income tax assets	98,825,884	91,854,495
Deferred tax liabilities
Interest receivable on available-for-sale financial asset	—	—

	98,825,884	91,854,495

Potential tax benefit @ 30%	29,647,765	27,556,349

16 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

d. Tax losses

The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2011 $	2010 $
Australian tax losses	71,950,256	65,638,347
United States federal net operating loss carry-forwards	17,150,417	19,443,248
United States state net operating loss carry-forwards	14,043,854	13,638,689

Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.

The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2029, respectively.

8. Current assets—Cash and cash equivalents

	2011 $	2010 $
Cash at bank and on hand	480,672	1,166,661

	480,672	1,166,661

These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2011 of 1.4% (2010: 2.5%).

9.	Current assets—Trade and other receivables

	Notes		2011 $	2010 $
Trade receivables			7,287	261,969
Other receivables			801	4,230
Security deposits	(i	)	44,910	44,910
Goods and services tax recoverable			50,879	55,728
Prepayments			133,121	189,029
Provision for doubtful debts			—	—

			236,998	555,866

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	2011 $	2010 $
Opening balance	—	(958,885)
Provision reduction	—	958,885

Closing balance	—	—

The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.

The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognised in other revenue.

17 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

10. Non-current assets—Other assets

			2011 $	2010 $
Security deposits	(i	)	78,452	78,210

			78,452	78,210

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

11. Non-current assets—Property, plant and equipment

	Leasehold improve- ments	Plant and equipment	Leased plant and equipment	Total
	$	$	$	$
At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Transfers in / (out)	—	—	—	—
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 1 January 2011
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

Year ended 31 December 2011
Opening net book amount	24,005	322,214	—	346,219
Additions	38,569	49,068	—	87,637
Disposals	—	(55,343)	—	(55,343)
Depreciation charge	(18,845)	(75,373)	—	(94,218)

Closing net book amount	43,729	240,566	—	284,295

At 31 December 2011
Cost	193,100	880,097	27,393	1,100,590
Accumulated depreciation	(149,371)	(639,531)	(27,393)	(816,295)

Net book amount	43,729	240,566	—	284,295

18 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

12. Non-current assets—Intangible assets and goodwill

	Software	Goodwill	Total
	$	$	$
At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 1 January 2011
Cost	89,291	—	89,291
Accumulated amortisation	—	—	—
Accumulated impairment losses	(89,291)	—	(89,291)

Net book amount	—	—	—

Year ended 31 December 2011
Opening net book amount	—	—	—
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	—	—	—

Closing net book amount	—	—	—

At 31 December 2011
Cost	89,291	—	89,291
Accumulated amortisation	—	—	—
Accumulated impairment loss	(89,291)	—	(89,291)

Net book amount	—	—	—

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.

No research and development costs have been capitalised as product maturation is still within the research stage.

13. Current liabilities—Trade and other payables

	2011 $	2010 $
Trade payables	152,621	225,837
Deferred revenue	23,072	54,928
Accrued payables	812,250	897,972

	987,943	1,178,737
Related party payables:
Directors fees payable	84,166	8,333

	1,072,109	1,187,070

19 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

14. Current liabilities—Conversion derivative

	2011 $	2010 $
Balance at beginning of year	1,888,067	2,337,200
Conversion of convertible notes to shares	(1,327)	(42,092)
Fair value movement	(1,867,873)	(407,041)

Balance at end of year	18,867	1,888,067

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 3 (a) for further information.

Refer to note 15 for details of the underlying financial instrument.

15. Current liabilities—Non-interest bearing loans and borrowings

			2011 $	2010 $
Convertible notes	(i	)	14,486,311	13,125,104
Short term loan	(ii	)	214,848	214,848

			14,701,159	13,339,952

(i)	Secured by fixed and floating charge over the Company’s assets.
(ii)	Related party loan, refer note 24 (b) for further details

a. Convertible notes

The Company issued 203,703,704 10% coupon convertible notes (“Notes”) to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony Investment Fund Ltd (“Harmony”) in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.

On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date of the Notes to 1 September 2011 and bifurcate the notes into interest bearing and secured.

Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011. The secured notes have a fixed and floating charge over the assets of the Company and do not bear interest, otherwise they have the same terms and conditions as the interest bearing notes. The face value of both classes of notes is $0.135.

On 29 August 2011, shareholders and noteholders approved a further extension to the maturity date of the Notes. As at 31 December 2011, the Notes mature on 1 March 2012. The maturity date of these Notes has subsequently been extended, refer to note 26 for events occurring after the balance date.

The Notes have the following terms and features:

•	Notes issued at a fixed purchase price of A$0.135 per Note.

•	Mature on 1 March 2012.

•	Bear annual interest of 10% payables quarterly in arrears.

•

Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date.

The options had the following terms and features:

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of A$0.15

•	Exercisable anytime between issuance and 1 September 2011

20 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

The debt component of the Notes and the embedded derivative inherent in the instrument were recognised separately from each other and recorded as financial liabilities. The debt component of the Note was initially recorded at fair value and then amortised to face value over the life of the Note. The embedded derivative is recognized at fair value through the profit and loss.

The extension and bifurcation of the Notes were recorded as an extinguishment and new financial liabilities recognised. The new liabilities were recorded in the same manner as the original Notes.

Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held.

Refer note 19.

	2011 $	2010 $
Balance at beginning of year	13,125,104	11,496,248
Transaction costs	(37,782)	—
Accretion expense	1,384,949	1,845,539
Transaction costs amortisation	25,188	—
Conversion of convertible notes to shares	(11,148)	(216,683)

Balance at end of year	14,486,311	13,125,104

	2011 Number	2010 Number
Balance at beginning of year	107,489,131	109,471,371
Conversions	(89,832)	(1,982,240)

Balance at end of year	107,399,299	107,489,131

16. Current liabilities—Interest bearing loans and borrowings

	2011 $	2010 $
Obligations under finance leases	662	226
Convertible notes	4,364,198	4,198,551

	4,364,860	4,198,777

a. Convertible notes

Refer to note 15 for further information on the Convertible Note terms.

	2011 $	2010 $
Balance at beginning of year	4,198,551	4,065,240
Transaction costs	(11,381)	—
Accretion expense	171,019	217,328
Transaction costs amortisation	7,588	—
Conversion of convertible notes to shares	(1,579)	(84,017)

Balance at end of year	4,364,198	4,198,551

	2011 Number	2010 Number
Balance at beginning of year	32,367,720	33,040,799
Conversions	(12,223)	(673,079)

Balance at end of year	32,355,497	32,367,720

21 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

17. Current liabilities—Provisions

	Make Good $	Total $
Carrying amount at 1 January 2011	22,475	22,475
Additional provisions recognised	—	—
Amounts used during the year	(20,008)	(20,008)
De-recognition	(2,467)	(2,467)

Carrying amount at 31 December 2011	—	—

18. Non-current liabilities—Conversion derivatives

At year end the Company had two forms of convertible securities on issue.

The first convertible security has the following terms and features:

•	Maturity Date of 17 April 2013.

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places

•	Convertible to shares at any time in minimum amounts of $25,000.

•	Initial face value of $700,000.

At year end this security had a fair value of $700,000. Refer note 3.

The second convertible security has the following terms and features:

•	Maturity date of 30 November 2016

•	Convertible at the lower of:

•	The average of the lowest five daily VWAPs from the twenty consecutive trading days immediately prior to conversion multiplied by 90% rounded to four decimal places,

•	90% of the closing bid price for shares on the date immediately prior to conversion rounded to four decimal places

•	$0.0025

•	Convertible to shares at any time.

•	Face value of $0.01 per convertible security.

At year end there were 20,000,000 of these convertible securities on issue and they had a fair value of $200,000. Refer note 3.

	2011 $	2010 $
Convertible security 1	700,000	—
Convertible security 2	200,000	—

	900,000	—

22 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

19. Contributed equity

	2011 $	2010 $
Ordinary shares—issued and fully paid	81,926,463	77,683,753

Issues of ordinary shares during the year			Number	Issue Price	Value
At 1 January 2010			791,858,986		70,075,033
Conversion of notes first quarter	(i	)	2,201,216	$0.0200	43,920
Conversion of notes second quarter	(i	)	24,664,175	$0.0093	229,740
Conversion of notes third quarter	(i	)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter	(i	)	1,533,937	$0.0097	14,890
Shares issued in accordance with Rights Issue			305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options			52,707,495	$0.0010	52,708
Exercise of Listed Options			18,888	$0.1500	2,833
Issue of Shares			7,946,273	$0.0010	7,946
Issue of Shares			25,510,203	$0.0079	202,687
Issue of Shares			51,178,022	$0.0080	409,424
Issue of Shares			41,333,333	$0.0081	334,010
Issue of Shares			39,655,678	$0.0090	358,000
Issue of Shares			21,978,022	$0.0091	200,000
Issue of Shares			20,636,715	$0.0097	200,000
Issue of Shares			26,250,000	$0.0052	136,500
Issue of Shares			40,724,658	$0.0056	227,247
Issue of Shares			1,931,152	$0.0115	22,159
Issue of Shares			25,000,000	$0.0126	315,000
Issue of Shares			52,669,568	$0.0133	700,000
Issue of Shares			2,022,592	$0.0139	28,144
Issue of Shares			14,285,714	$0.0140	159,787
Issue of Shares			27,900,794	$0.0143	400,000
Issue of Shares			12,500,000	$0.0160	200,000
Issue of Shares			49,444,444	$0.0162	800,000
Issue of Shares			17,719,298	$0.0171	303,000
Issue of Shares			40,000,000	$0.0174	697,226

At 1 January 2011			1,702,539,758		77,683,753

Conversion of notes first quarter	(i	)	416,933	$0.0100	4,094
Conversion of notes second quarter	(i	)	910,318	$0.0100	9,455
Conversion of notes third quarter	(i	)	—	—	—
Conversion of notes fourth quarter	(i	)	50,490	$0.0100	505
Shares issued in accordance with Rights Issue			509,732,686	$0.0030	1,529,197
Rights issue costs			—	—	(76,412)
Exercise of options			7,212	$0.0010	7
Issue of Shares			135,166,667	$0.0030	405,500
Issue of Shares			75,444,302	$0.0040	301,777
Issue of Shares			172,766,209	$0.0050	863,844
Issue of Shares			48,177,723	$0.0052	250,293
Issue of Shares			5,888,944	$0.0060	35,334
Issue of Shares			81,000,000	$0.0067	542,700
Issue of Shares			31,600,000	$0.0070	221,200
Issue of Shares			13,777,022	$0.0080	110,216
Issue of Shares			5,000,000	$0.0090	45,000

At 31 December 2011			2,782,478,264		81,926,463

i Issue price is based on calculation according with Convertible Note terms. Value is based on the amortised cost of the notes converted.

23 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

a. Movement in listed options

The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	$000000000.00	$000000000.00	$000000000.00	$000000000.00
	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	27,856,846	0.150	—	—
Granted during the year	—	—	27,875,734	0.15
Exercised during the year	—	—	(18,888)	0.15
Expired during the year	27,856,846	0.150	—	—

Outstanding at the end of the year	—	—	27,856,846	0.15

Exercisable at the end of the year	—	—	27,856,846	0.15

b. Movement in unlisted options

During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	$0000000000.00	$0000000000.00	$0000000000.00	$0000000000.00
	Number 2011	WAEP 2011	Number 2010	WAEP 2010
Outstanding at beginning of the year	1,264,202,517	0.016	90,195,809
Granted during the year	248,033,333	0.015	1,238,067,976	0.015
Exercised during the year	7,212	0.001	(60,653,768)	0.001
Expired during the year	7,777,500	0.149	(3,407,500)	0.400

Outstanding at the end of the year	1,504,451,138	0.015	1,264,202,517	0.016

Exercisable at the end of the year	1,504,451,138	0.015	1,259,202,517	0.016

Refer note 29 for further details.

20. Reserves

		2011 $	2010 $
Unlisted option reserve		5,926,065	5,637,859
Listed option reserve		6,921,446	6,921,446
Accumulated translation reserve		(48,129)	(48,129)

		12,799,382	12,511,176

Movements:
Unlisted option reserve
Balance at 1 January		5,637,859	3,641,736
New Issues		276,866	1,996,123
Expenses recognised	29	11,340	—

Balance at 31 December		5,926,065	5,637,859

Listed option reserve
Balance at 1 January		6,921,446	6,893,566
Issue of options		—	27,880

Balance at 31 December		6,921,446	6,921,446

Accumulated translation reserve
Balance at 1 January		(48,129)	(65,278)
Currency translation differences		—	17,149

Balance at 31 December		(48,129)	(48,129)

24 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

Nature and purpose of reserves

i.	Unlisted options reserve

The options reserve is used to record the share options issued to Directors, employees, consultants and owners.

ii.	Listed options reserve

The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.

iii.	Accumulated translation reserve

The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

21. Accumulated losses

	2011 $	2010 $
Balance at 1 January	(108,684,314)	(99,746,061)
Net loss	(6,033,218)	(8,938,253)

Balance at 31 December	(114,717,532)	(108,684,314)

22. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:

a.	Audit Services

	(108,684,314)	(108,684,314)
	2011 $	2010 $
PricewaterhouseCoopers
Audit and review of financial statements	332,850	305,000
Other assurance services	—	30,400
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—

	332,850	335,400

b.	Non-audit Services

	(108,684,314)	(108,684,314)
PricewaterhouseCoopers	2011 $	2010 $
Non-audit services	—	—

23. Commitments

a.	Operating leases

Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	(108,684,314)	(108,684,314)
	2011 $	2010 $
Within one year	336,369	312,820
After one year but not more than 5 years	606,474	966,505
More than 5 years	—	—

Total minimum lease payments	942,843	1,279,325

25 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

b. Finance leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments	Present value of lease payments
2011	$	$
Within one year	3,413	3,229
After one year but not more than 5 years	—	—

Total minimum lease payments	3,413	3,229
Less amounts representing finance charges	(184)	—

	3,229	3,229

2010
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234

Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

24. Related party transactions

a. Loans to/from related parties

Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2011 totalled $23,209,998. At 31 December 2010 these totalled $21,869,451. These amounts are eliminated upon consolidation. The loans are interest bearing and have no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $23,209,998 (2010: $21,869,451).

The expense recorded in the financial statements of the Company to 31 December 2011 was $1,340,547 and to 31 December 2010 was $414,255.

b. Transactions with related parties

At year end, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principal, had an outstanding loan of $214,848 owed by Metal Storm (2010: $214,848). The loan is unsecured, has no fixed repayment dates, is at call and does not bear interest.

During the year, Mr Faulkner, an executive of the Group, loaned the Group $33,128 (2010: $97,725). This amount has been subsequently repaid. No amount was outstanding at year end. Interest of $494 was paid on this loan (2010: $5,727).

There have been no other related party transactions between the Group and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.

c. Directors fees payable

At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2011 $	2010 $
T J O’Dwyer	26,667	—
J R Nicholls	16,667	—
T W Tappenden	20,000	—
W Henkel	20,833	8,333

	84,167	8,333

26 | Page

Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

25. Subsidiaries

	Country of Incorporation	Percentage of equity held by the Group		Investment
		2011	2010	2011	2010
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—

The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%

26. Events occurring after the end of the reporting period

On 12 January 2012, Shareholders and Noteholders resolved to extend the maturity date of the secured convertible notes and interest bearing convertible notes (Notes) as well as change some of the key terms of the Notes.

The Notes have been amended to have the following terms and features:

•	Mature on 1 March 2015.
•

Convertible at a conversion price equal to the lesser of A$0.0105 or 90% of the average of the five lowest daily VWAPs during the 20 Business Days immediately preceding the Conversion Date, with the resultant number being rounded down to four decimal places.

All other terms and conditions remain the same.

These changes represent a significant change to the terms and conditions of the Notes and materially affect the cash flows associated with the notes. In that respect the change to the Notes terms are treated as an extinguishment and re-issue of debt on 12 January 2012.

This will require the Notes to be recorded at their fair value in financial statements. The difference between their carrying value at 12 January 2012 and their fair value is recognised in the statement of comprehensive income as a gain on extin guishment. At 12 January 2012, the Notes had a fair value of $7,071,593 resulting in a gain on extinguishment of $11,795,305. This will be recognised in the year ending 31 December 2012.

The conversion derivative was also revalued at 12 January 2012 and a change in its fair value is recognised in the statement of comprehensive income as a fair value movement in the conversion derivative. The fair value movement to be recognised in the year ending 31 December 2012 is ($4,089,791).

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

27. Reconciliation of loss after income tax to net cash inflow from operating activities

	2011 $	2010 $
Net Loss	(6,033,218)	(8,938,253)
Adjustments for:
Depreciation and amortisation	94,218	94,839
Accretion expense	1,555,968	2,062,867
Amortisation of transaction costs	(16,388)	1,552,878
Net loss of disposal of plant and equipment	25,303	—
Foreign exchange differences	(744)	15,414
Fair value of services paid for via issue of options	11,340	209,435
Fair value of services paid for via issue of shares	470,500	82,553
Fair value adjustment to conversion derivative	(1,867,873)	(407,041)
Interest received	(9,023)	(23,458)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	262,718	(51,937)
(Increase) / decrease in prepayments	55,908	(140,071)
(Decrease) / increase in trade and other payables	(114,961)	(478,162)
(Decrease) / increase in provisions	(22,475)	(138,034)
(Decrease) / increase in other liabilities	245,545	(30,630)

Net cash used in operating activities	(5,343,182)	(6,189,600)

28. Earnings per share

a.	Basic and diluted earnings per share

	2011 $	2010 $
Loss for the year	(6,033,218)	(8,938,253)
Basic and diluted earnings per share (cents per share)	(0.3)	(0.6)

b.	Weighted average number of shares used as the denominator

	2011 Number	2010 Number
Weighted average number of ordinary shares for basic and diluted earnings per share	2,030,705,830	1,380,734,227

Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to the end of the financial period which were issued for consideration at less than market value.

c.	Information concerning the classification of securities

The following table summarises the convertible notes, listed options, convertible securities and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

		2011 Number	2010 Number
Interest bearing convertible notes		32,355,497	32,367,720
Secured convertible notes		107,399,299	107,489,131
Listed options		—	27,856,846
Unlisted convertible securities		20,000,000	—
Unlisted convertible securities	(i)	1	—
Unlisted options		1,504,451,138	1,264,202,517

(i)	Represents 1 convertible security with an outstanding balance at 31 December 2011 of $700,000 convertible into a variable number of shares based on a specified discount to the current share price, refer note 18 for further details.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

29. Share-based payments

a.	Employee share option plan

The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:

Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period.

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

There are currently no options issued under the ESOP.

b.	Options issued under the constitution

The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner. Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.

The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.

An option shall lapse upon expiry of the exercise period.

The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.

Expected volatility—calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.

Risk-free interest rate – based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

Expected life of the option – range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

Option exercise price—as per option terms.

Share price – share price at grant date of the option.

c.	Shares issued at the discretion of the Board

The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.

The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

d. Expenses arising from share based payment transactions

	2011 $	2010 $
Options expense	11,340	209,435
Shares granted and issued to employees	40,000	50,303

	51,340	259,738

e. Unlisted options issued

At 31 December the following unlisted options were on issue:

Expiry Date	Exercise Price $	2011 Number	2010 Number
31 March 2011	0.400	—	193,750
28 April 2011	0.400	—	940,000
30 June 2011	0.400	—	818,750
02 July 2011	0.010	—	5,000,000
30 September 2011	0.400	—	125,000
27 October 2011	0.400	—	506,250
31 December 2011	0.400	—	193,750
23 Feb 2012	0.018	101,062,425	101,062,425
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	35,215,403	32,889,282
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
11 Feb 2013	0.035	8,000,000	8,000,000
31 March 2013	0.400	168,750	168,750
16 April 2013	0.035	4,268,811	4,268,811
30 June 2013	0.400	168,750	168,750
12 September 2013	0.001	2,700,000	—
13 September 2013	0.015	1,351,116,999	1,108,116,999

		1,504,451,138	1,264,202,517

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Metal Storm Limited

Notes to the financial statements

31 December 2011 (cont.)

30.	Parent Entity Disclosures

a.	Summary of financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2011 $	2010 $
Balance Sheet
Current assets	698,972	1,397,367
Non-current assets	342,681	399,169

Total assets	1,041,653	1,796,536

Current liabilities	20,108,975	20,370,520
Non-current liabilities	904,046	—

Total liabilities	21,013,021	20,370,520

Net Liabilities	(19,971,368)	(18,573,984)

Contributed equity	81,926,463	77,683,754
Reserves	12,847,511	12,559,305
Accumulated losses	(114,745,342)	(108,817,043)

Total Equity	(19,971,368)	(18,573,984)

Loss for the year	(5,928,299)	(9,431,680)
Total comprehensive income	(5,928,299)	(9,431,680)

b.	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 31 December 2011 or 31 December 2010.

c.	Contractual commitments

The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2011.

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